Exhibit 99.3

Control Number:	Number of Shares:	Registered Shareholder:

LZ Technology Holdings Limited

PROXY

Solicited on Behalf of the Board of Directors for an Extraordinary General Meeting of Shareholders

To Be Held Immediately Following the Meeting of the Holders of the Class B Ordinary Shares at 29th Floor, Wenguang Building, Haicang District, Xiamen City, Fujian Province 361026, People’s Republic of China

The undersigned hereby appoints Runzhe Zhang and Weihua Chen as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders of the Company (the “Extraordinary Meeting”) and any adjournments or postponements thereof.

This proxy card must be signed by the person registered in the register of members of the Company at the close of business, New York time, on April 24, 2026 (the “Record Date”). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

Item 1	Subject to the approval by the holders of the Class B Ordinary Shares of a par value of US$0.000025 each (the “Class B Ordinary Shares”) of the Proposal of the Class B Meeting, by a special resolution to approve that with immediate effect, the voting rights attached to each Class A ordinary share of a par value of US$0.000025 each (the “Class A Ordinary Shares”) of the Company be increased from ten (10) votes per share to three hundred (300) votes per share on all matters subject to vote at general meetings of the Company (“Increase of Voting Rights of Class A Ordinary Shares”), pursuant to and conditioned upon the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company.

☐ For	☐ Against	☐ Abstain

Item 2

By an ordinary resolution, to approve a change of the Company’s authorised share capital from US$50,000.00 divided into 2,000,000,000 shares of a nominal or par value of US$0.000025 each, comprising of (a) 80,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000025 each, (b) 1,880,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000025 each, and (c) 40,000,000 shares with a nominal or par value of US$0.000025 each of such class or classes (however designated) as the Board may determine, to US$2,000,000.00 divided into 80,000,000,000 shares of a nominal or par value of US$0.000025 each, comprising of (a) 3,200,000,000 Class A Ordinary Shares of a nominal or par value of US$0.000025 each, (b) 75,200,000,000 Class B Ordinary Shares of a nominal or par value of US$0.000025 each, and (c) 1,600,000,000 shares with a nominal or par value of US$0.000025 of such class or classes (however designated) as the Board may determine (the “Share Capital Change”).

☐ For	☐ Against	☐ Abstain

Item 3

By an ordinary resolution to (a) approve a share consolidation whereby every issued and unissued ordinary share of a par value of US$0.000025 each of the Company be consolidated at a ratio of 20 to 1 with immediate effect; and (b) approve, and authorize the Company, where the number of issued consolidated shares of any class held by any shareholder after and as a result of the Share Consolidation is not a whole number, to issue to that shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium of the Company) which shall result in the number of consolidated shares of such class which are held by such shareholder being rounded up to the next whole number of consolidated shares of such class (the “First Share Consolidation”); and (c) as a result of the First Share Consolidation, the Company’s authorised share capital be changed to US$2,000,000.00 divided into 4,000,000,000 shares of a nominal or par value of US$0.0005 each, comprising of (a) 160,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0005 each, (b) 3,760,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0005 each, and (c) 80,000,000 shares with a nominal or par value of US$0.0005 each of such class or classes (however designated) as the Board may determine.

☐ For	☐ Against	☐ Abstain

Item 4	By a special resolution, subject to approval by the shareholders of Proposals 1, 2 and 3, and entirely conditional upon the effectiveness of the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change and the First Share Consolidation, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association, annexed hereto as Annex A, to reflect the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change and the First Share Consolidation, with immediate effect (the “Adoption of the Third A&R M&A”).

☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and unissued shares, par value US$0.0005 each, at any one time or multiple times during a period of up to three (3) years of the date of the Extraordinary Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 5000:1 (the “Range”); (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of three (3) years of the date of the Extraordinary Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

☐ For	☐ Against	☐ Abstain

Item 6	By a special resolution, subject to approval by the shareholders of Proposal 5, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within three (3) years after the conclusion of the Extraordinary Meeting (the “Adoption of New M&A upon Each Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Extraordinary Meeting, (a) any one or more of directors of the Company be and is/are hereby authorised to do all such acts and things and execute all such documents, which are ancillary to the Increase of Voting Rights of Class A Ordinary Shares, the Share Capital Change, the First Share Consolidation, Adoption of the Third A&R M&A, the Share Consolidations, Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorised and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

☐ For	☐ Against	☐ Abstain

Item 8	By an ordinary resolution, to adjourn the Extraordinary Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals 1 to 7 (the “Adjournment”).

☐ For	☐ Against	☐ Abstain

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above and in the discretion of each of the proxies on any other matters which may properly come before the Extraordinary Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Your vote matters. here’s how to vote!

●	TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

●	TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

●	TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

●	TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

●	To vote in person at the Extraordinary Meeting: You can attend the Extraordinary Meeting and vote in person. However, if your ordinary shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your ordinary shares indicating that you were the beneficial owner of the Company’s ordinary shares on the Record Date for voting at the Extraordinary Meeting.

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